KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
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Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Eldorado Gold Corporation.

We consent to the use of our reports, each dated February 20, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports into the Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, and 333-180504) on Form S-8 of Eldorado Gold Corporation filed with the United States Securities and Exchange Commission.

/s/ **KPMG LLP**

Chartered Accountants

March 28, 2014
Vancouver, Canada